September 24, 2009

VIA EDGAR

Mr. Eric Atallah
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

RE:	SL Industries, Inc. Form 10-Q for the Quarter Ended June 30, 2009 Form 8-K Dated August 13, 2009 File No. 1-4987

Dear Mr. Atallah:

On behalf of SL Industries, Inc. (the “Company”), I am responding to comments received from you and the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) dated September 10, 2009 related to the Company’s Form 10-Q for the quarter ended June 30, 2009 and Form 8-K dated August 13, 2009, File No. 1-4987. Set forth below is a list of each of the Staff’s comments from the September 10, 2009 letter, together with the Company’s response.

With respect to Staff comments pertaining to public disclosure, the Company will incorporate additional information, which management believes to be responsive, in its future filings. Also, in future filings the Company will provide a reconciliation of each accounting measure that is not in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) to the most directly comparable U.S. GAAP measure. Where appropriate and pertinent, the Company will make the additional disclosures as set forth below.

In connection with responding to the comments of the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to any filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Eric Atallah
United States Securities and Exchange Commission
September 24, 2009

Form 10-Q for the Quarter Ended June 30, 2009
Notes to Consolidated Financial Statements, page 5
Note 5. Income Tax, page 9

1.
Staff Comment. We note that in providing the income tax reconciliation required by paragraph 740-10-50-12 of the FASB Accounting Standards Codification that you disclose certain non-GAAP measures such as your estimated annual income tax benefit rate excluding the impact of your restructuring costs for fiscal 2009. Please revise your future filings to only present and disclose only U.S. GAAP measures within your financial statements or notes to the financial statements. Refer to the guidance in Item 10(e)(1)(ii)(c) of Regulation S-K.

Company Response.

We have reviewed the guidance provided by paragraph 740-10-50-12 of the FASB Accounting Standards Codification (“Codification”). The Codification relates to the reconciliation of income tax rates actually incurred with respect to continuing operations for the year and statutory income tax rates. In preparing the income tax note mentioned above we reviewed the requirements of Financial Accounting Standards Board Interpretation No. 18 (“FIN 18”) Accounting for Income Taxes in Interim Periods, which specifies that ordinary income or loss should “exclude unusual or infrequently occurring items.” Also, paragraph 740-270-25-12 of the Codification states that “if an entity has significant unusual, infrequently occurring, or extraordinary loss or a loss from discontinued operations, the tax benefit of that loss shall be recognized when the tax benefit of the loss is expected to be either (a) realized, or (b) recognized as a deferred tax asset at the end of the year in accordance with the provisions of Subtopic 740-10.” The Company considers restructuring charges disclosed on the face of its Consolidated Statement of Operations to be infrequent and, therefore, to be recognized as a discrete item in the interim tax provision. In future filings, where applicable in accordance with Regulation S-K, the Company’s disclosure will include only U.S. GAAP measures within its financial statements and notes to the financial statements.

Mr. Eric Atallah
United States Securities and Exchange Commission
September 24, 2009

Form 8-K Dated August 13, 2009

2.
Staff Comment. We note that you present non-GAAP measures such as “loss from continuing operations excluding nonrecurring charges” and “loss per diluted share from continuing operations excluding nonrecurring charges.” Please revise your future filings to clearly identify these measures as non-GAAP and to provide a reconciliation of each of these non-GAAP measures to the most directly comparable GAAP measures. Refer to the guidance in Item 100 of Regulation G.

Company Response.

We understand that when the Company discloses any material information that includes a financial measure not in accordance with U.S. GAAP, Regulation G requires the following disclosures:

•	a presentation of the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP; and

•
a reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historic measures and quantitative, to the extent available without unreasonable efforts, for prospective measures, of the differences between the financial measure not calculated and presented in accordance with U.S. GAAP and the most directly comparable U.S. GAAP financial measure.

In addition, going forward whenever the Company files information on Form 8-K, it shall provide the following disclosures:

•
If a financial measure not calculated and presented in accordance with U.S. GAAP is included in the earnings release, the Company will include the required reconciliation to the most comparable U.S. GAAP financial measure in the earnings release itself. It is not sufficient to include such reconciliation only in the Form 8-K.

•
The Company is not required to disclose in the earnings release the reasons why management believes measures not calculated and presented in accordance with U.S. GAAP provide useful information to investors or any additional reasons management uses such financial measures. However, if this disclosure is not included in the earnings release, it must be included in the Form 8-K.

Mr. Eric Atallah
United States Securities and Exchange Commission
September 24, 2009

In future filings, where applicable in accordance with Regulation G, the Company shall clearly identify measures not calculated and presented in accordance with U.S. GAAP and provide a reconciliation of each such measure to the most directly comparable U.S. GAAP measure.

The Company believes that the above fully responds to the Staff’s questions and comments. If you or members of the Staff have any additional questions or comments, please contact me at your earliest convenience.

Thank you for your consideration in this matter.

Very truly yours,

/s/ David R. Nuzzo
David R. Nuzzo
Chief Financial Officer